SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER THE EXCHANGE ACT OF 1934


The Players Network
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Nevada                                           880343702
         -----------------------------------------------------------------
                  (State or other jurisdiction of       (I.R.S. Employer
                  incorporation or organization)       Identification No.)

4620 Polaris Avenue, Las Vegas, Nevada 89103
----------------------------------------------------------------------
  (Address of principal executive offices)            (Zip Code)

Issuer's telephone number, including area code         (702) 895-8884
                                               -----------------------

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
          to be registered               each class to be registered

None                                       None
-----------------------------------        -------------------------------------

-----------------------------------        -------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.001 Per Share
--------------------------------------------------------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            PAGE


Part F/S .....................................................................

Explanatory Note:

A signature was inadvertently omitted from the previous Independent Auditors' Report. This amendment contains a signature on the Independent Auditors' Report.






                                    Part F/S










                               THE PLAYERS NETWORK


                              FINANCIAL STATEMENTS


                           DECEMBER 31, 1999 AND 1998

                               THE PLAYERS NETWORK

                          INDEX TO FINANCIAL STATEMENTS




            Independent Auditors' Report

            Balance Sheet as of December 31, 1999 and 1998

            Statement of Operations
                Years Ended December 31, 1999 and 1998

            Statement of Cash Flows
                Years Ended December 31, 1999 and 1998

            Statement of Changes in Stockholders' Equity
                Years Ended December 31, 1999 and 1998

            Notes to Financial Statements

FRIEDMAN
ALPREN &                                                      1700 BROADWAY
GREEN LLP                                                     NEW YORK, NY 10019
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS                  212-582-1600
                                                              FAX 212-265-4761
                                                              www.nyccpas.com






                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
   THE PLAYERS NETWORK


         We have audited the accompanying balance sheet of THE PLAYERS NETWORK as of December 31, 1999 and 1998, and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of THE PLAYERS NETWORK as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ FRIEDMAN ALPREN & GREEN LLP



March 20, 2000

                               THE PLAYERS NETWORK
                                  BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998



                                                                  1999                   1998
                                                            -----------------      ------------------
ASSETS

     Current assets
         Cash                                                       $ 64,295                 $ 1,823
         Prepaid expenses                                             66,718                   2,336
                                                            -----------------      ------------------
            Total current assets                                     131,013                   4,159

     Property and equipment - net                                    299,143                 329,599

     Capitalized video production costs - net                        882,226                 940,848

     Capitalized web site development costs                          135,900                       -

     Intangible and other assets                                       8,677                  10,953
                                                            -----------------      ------------------

         Total assets                                            $ 1,456,959             $ 1,285,559
                                                            =================      ==================


LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities
         Accounts payable                                           $ 96,033                $ 92,957
         Accrued expenses                                            115,109                  31,696
         Current portion of long-term liabilities                     14,671                  22,932
         Installment purchase agreement                              146,500                 156,500
         Notes payable, stockholders                                 160,397                 411,304
                                                            -----------------      ------------------
              Total current liabilities                              532,710                 715,389


     Long-term liabilities, less current portion                      38,551                  42,547
                                                            -----------------      ------------------

            Total liabilities                                        571,261                 757,936
                                                            -----------------      ------------------

Stockholders' Equity

         Common stock, $.001 par value;
            25,000,000 shares authorized,
            6,741,251 and 4,666,821 shares
            issued and outstanding                                     6,741                   4,666
         Additional paid-in capital                                4,960,913               3,376,459
         Accumulated deficit                                      (4,081,956)             (2,853,502)
                                                            -----------------      ------------------
            Stockholders' equity                                     885,698                 527,623

                                                            -----------------      ------------------
         Total liabilities and stockholders' equity              $ 1,456,959             $ 1,285,559
                                                            =================      ==================

                              THE PLAYERS NETWORK
                            STATEMENT OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                    1999                         1998
                                                             --------------------         --------------------

      Revenues
         Network                                                       $ 227,925                    $ 232,604
         Advertising                                                     130,731                       11,806
         Production and other                                             82,641                       64,462
                                                             --------------------         --------------------
             Total revenues                                              441,297                      308,872
                                                             --------------------         --------------------

      Operating expenses
         Selling, general and administrative                           1,363,306                      911,074
         Depreciation and amortization                                   260,408                      121,969
                                                             --------------------         --------------------
             Total operating expenses                                  1,623,714                    1,033,043
                                                             --------------------         --------------------

      Other expenses
         Interest expense                                                 46,037                       67,859
                                                             --------------------         --------------------

      Net loss                                                      $ (1,228,454)                  $ (792,030)
                                                             ====================         ====================

      Basic and diluted loss per share                                   $ (0.23)                     $ (0.19)

      Weighted average shares outstanding                              5,258,891                    4,070,204


                               THE PLAYERS NETWORK
                             STATEMENT OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                      1999                         1998
                                                                               --------------------         --------------------
OPERATING ACTIVITIES:

     Net loss                                                                         $ (1,228,454)                  $ (792,030)

     Adjustments to reconcile net loss to
       net cash used in operating activities
         Depreciation and amortization                                                     260,408                      121,969
         Barter transactions                                                               (88,000)
         Notes payable, stockholders                                                        61,786                      155,847
         Common stock issued for services                                                  250,186                      116,400
         Stock-based compensation, non-employees                                           703,120                      324,537
                                                                               --------------------         --------------------
                                                                                           (40,954)                     (73,277)
          Changes in assets and liabilities:
            Prepaid expenses                                                                 1,753                         (176)
            Accounts and other payables                                                     (6,924)                      (8,656)
            Accrued expenses                                                                16,413                       31,695
                                                                               --------------------         --------------------
     Net cash used in operating activities                                                 (29,712)                     (50,414)
                                                                               --------------------         --------------------

      Investing activities
            Increase in capitalized video production costs                                (110,319)                    (130,263)
            Acquisition of equipment                                                        (7,125)                     (21,359)
            Increase in intangible assets                                                     (240)                      (2,831)
                                                                               --------------------         --------------------
     Net cash used in investing activities                                                (117,684)                    (154,453)
                                                                               --------------------         --------------------

     Financing activities
            Proceeds from the issuance of common stock                                     222,125                       93,000
            Proceeds from equipment loan                                                         -                       42,800
            Payments on long-term liabilities                                              (12,257)                      (7,904)
                                                                               --------------------         --------------------
     Net cash provided by financing activities                                             209,868                      127,896
                                                                               --------------------         --------------------

     Net increase (decrease) in cash                                                        62,472                      (76,971)

     Cash, beginning of year                                                                 1,823                       78,794
                                                                               --------------------         --------------------

     Cash, end of year                                                                    $ 64,295                      $ 1,823
                                                                               ====================         ====================


     Supplemental cash flow information
         Interest paid                                                                     $ 8,983                      $ 7,013

     Non-cash investing and financing activities
         Capitalized web site costs paid with common stock and stock options              $ 68,900                          $ -
         Capitalized web site costs resulting from barter transactions                      67,000                            -
         Capitalized video production costs paid with common stock
            and stock options                                                               29,505                      237,913
         Capitalized video production costs resulting from barter transactions              21,865                            -
         Common stock issued in exchange for notes payable, stockholders                   312,693                      294,069


                     THE PLAYERS NETWORK
         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
        FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                              Common Stock             Additional
                                                              ------------              Paid-in        Accumulated
                                                           Shares         Amount        Capital           Deficit           Total
                                                   --------------------------------------------------------------------------------

Balance at January 1, 1998                                 3,981,458      $ 3,981     $ 2,311,226     $ (2,061,472)       $ 253,735

Stock issued for cash                                         76,333           76          92,924                -           93,000

Stock issued for services                                    200,600          201         300,699                -          300,900

Stock based compensation from options and warrants                 -            -         377,949                -          377,949

Stock issued at fair value to stockholder in
exchange for note                                            408,430          408         293,661                -          294,069

Net loss                                                           -            -               -         (792,030)        (792,030)
                                                   --------------------------------------------------------------------------------

Balance at December 31, 1998                               4,666,821        4,666       3,376,459       (2,853,502)         527,623

Stock issued for cash                                        595,800          596         221,529                -          222,125

Stock issued for services                                    499,033          499         288,306                -          288,805

Stock-based compensation from options and warrants                 -            -         762,906                -          762,906

Stock issued at fair value to stockholders in
exchange for notes                                           979,597          980         311,713                -          312,693

Net loss                                                           -            -               -       (1,228,454)      (1,228,454)
                                                   --------------------------------------------------------------------------------

Balance at December 31, 1999                               6,741,251      $ 6,741     $ 4,960,913      $(4,081,956)       $ 885,698
                                                   =================================================================================

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Players Network (the "Company") was organized under the laws of the State of Nevada on March 16, 1993. The Company is engaged in the development and marketing of a customized, interactive, full-service gaming television network. In addition, the Company is developing a web site for the purpose of selling primarily gaming supplies and travel-related services over the Internet. This web site will become operational during January 2000 and, accordingly, revenues from this activity were immaterial during the years ended December 31, 1999 and 1998.

The Company filed a 15c2-11 with the National Association of Securities Dealers, which became effective on March 30, 1998 and received the stock-trading symbol PNTV. The Company's common stock was formerly listed on the Over the Counter Bulletin Board, but is not currently listed.

Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Capitalized video production costs:
Capitalized video production costs which are expected to benefit future periods are capitalized as incurred. The individual film forecast method is used to amortize these costs. Under this method, costs accumulated in the production of a video are amortized in the proportion that gross realized revenues bear to management's estimate of total gross revenues. Amortization expense of approximately $221,000 and $84,000 was charged to operations for the years ended December 31, 1999 and 1998, respectively. Accumulated amortization was approximately $305,000 and $84,000 at December 31, 1999 and 1998, respectively.

Property and equipment:
Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in that period. The cost of repairs and maintenance is charged to operations as incurred and significant renewals or betterments are capitalized.

Useful lives for property and equipment are as follows:

                 Office furniture                        10 years
                 Office equipment                       3-10 years
                 Video equipment                         10 years

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



Capitalized web site development costs:
The Company has capitalized certain costs associated with the development of its e-commerce web site, PLAYERSNETWORK.COM. The Company follows the guidance promulgated by Statement of Position 98-1, "Accounting for Software Developed for Internal Use," which requires that all costs incurred to establish technological feasibility should be expensed as incurred. After technological feasibility was established, development costs are capitalized and amortized over the estimated useful life. Total costs capitalized through December 31, 1999 were $135,900. These costs will be amortized on a straight-line basis over a period of three years. There was no amortization expense in 1999.

Intangible assets:
The Company has applied for trademark protection for its videos. Trademark costs of approximately $2,700 are amortized using the straight-line method over a period of ten years.

Long-lived assets:
The Company makes reviews for the potential impairment of long-lived assets and certain identifiable intangibles, such as capitalized video production costs and capitalized web site development costs, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The Company has identified approximately $2,000 of impairment losses for finance costs in 1999. Such losses were written off and included in the 1999 financial statements.

Income taxes:
The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance has been established until realization of deferred tax assets is reasonably assured. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Basic and diluted loss per share:
The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period. Diluted loss per share is the same as basic loss per share because the assumed exercise of potential common stock would have an anti-dilutive effect.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



Barter transactions:
The Company accounts for barter transactions, where advertising is both rendered and received, in accordance with EITF 99-17, "Accounting for Advertising Barter Transactions", which requires the recognition of revenue and expense only if the fair value of the advertising surrendered is determinable based on the Company's experience in receiving cash or other consideration readily convertible to cash. The Company accounts for other barter transactions in accordance with EITF 93-11, "Accounting for Barter Transaction Involving Credits", and APB No. 29, "Accounting for Nonmonetary Transactions", which require that the fair value of the nonmonetary asset exchanged be used in recording the nonmonetary transactions.

Revenue recognition:
Network revenue consists of initial, subscription and renewal fees. The Company adopted the revenue recognition policy to comply fully with the guidance in SAB 101, by recognizing the network revenue on a straight-line basis over the contractual term. Costs and expenses associated with network revenue are not significant and treated as a period expense. Advertising revenue is recognized when advertisements are aired. Production and other revenues, which consist of video production, stage rental and other production-related revenues, are recognized when video production is completed and the stage rental period has expired. The Company did not recognize any significant initial and renewal fees revenue for the year 1999.

Advertising costs:
The Company's policy is to expense advertising costs as a period expense. Advertising costs of $35,755 and $475 were charged to operations during the years ended December 31, 1999 and 1998, respectively.

Stock-based compensation:
The Company has adopted Statement of Financial Accounting Standard No. 123 (SFAS
123), "Accounting for Stock-Based Compensation". In accordance with SFAS 123, the Company records stock-based compensation for stock instruments issued to nonemployees in exchange for goods or services based on the fair value of goods and services received or the fair value of stock instruments surrendered. The Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees".

Comprehensive income:
SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income (loss), which consists of net income or net loss and other comprehensive income. Other comprehensive income (loss) consists of unrealized gains and losses that are not recorded in the traditional statement of operations and, instead, are presented as a separate section of stockholders' equity on the balance sheet. During the years ended December 31, 1999 and 1998, the Company had no other comprehensive income.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




New accounting pronouncement:
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued in June 1998 and was subsequently amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS No. 133 addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. Adoption of these pronouncements is required for the period beginning on July 1, 2000. The Company does not expect these pronouncements to have a material impact on the results of its operations.

Reclassifications:
Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.


2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                                         1999                 1998
                                                                    --------------       --------------

               Furniture and equipment                              $       21,334       $       14,209
               Video equipment                                             359,622              359,622
               Work in process                                              21,359               21,359
                                                                    --------------       --------------

                  Total cost                                                                    395,190

               Accumulated depreciation                                   (103,172)             (65,591)
                                                                    --------------       --------------

               Net book value                                       $      299,143       $      329,599
                                                                    ==============       ==============

Work in process consists of the construction cost of the video production booth, which will be completed in the year 2000.

The cost of equipment held under capital leases totaled $33,121 at December 31, 1999 and 1998, respectively. The related accumulated depreciation was $18,312 and $9,156 at December 31, 1999 and 1998, respectively.

Depreciation expense charged to operations amounted to $37,581 and $37,257 for the years ended December 31, 1999 and 1998, respectively.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS



3. INSTALLMENT EQUIPMENT PURCHASE

During 1997, the Company entered into an agreement with a vendor to purchase video equipment for $326,500. The purchase has been executed through the exchange of 50,000 shares of common stock valued at $75,000, cash payment of $176,500 to be made in 1998, and $75,000 of deferred advertising services to be performed over a 3 year period. In addition, the vendor was given options to purchase an additional 20,000 shares of common stock at $2.50 per share and 30,000 shares at $3.00 per share. The options expired and were never exercised. The Company made $30,000 in payments of the installment agreement and performed $10,000 of advertising services.


4. NOTES PAYABLE, STOCKHOLDERS

The Company had short-term notes payable to the president and two other stockholders aggregating $160,397 and $411,304, including accrued interest, as of December 31, 1999 and 1998, respectively. The notes are unsecured, payable on demand and bear interest at 10% per annum. Each of the note holders has the option to convert the debt instrument into shares of common stock at the average prevailing price per share at any time prior to repayment. During the years ended December 31, 1999 and 1998, these notes were issued in lieu of payments of salary to the president and interest accrued on these notes. Notes totaling $312,693 were converted into 979,597 common shares at various times throughout 1999 using the market value when the conversions were made. Notes payable to the president of $160,397 at December 31, 1999 were converted to 542,634 common shares in January 2000.


5. LONG-TERM LIABILITIES

The Company has the following long-term liabilities:

                                                                                        1999               1998
                                                                                    -----------        -----------
         Capital lease obligation payable to Advanta Business Services, collateralized by specified video equipment, payable in monthly installments of $228 including
         interest at 24.84%.                                                        $     5,075        $     6,376

         Capital lease obligation payable to Granite Financial Services, collateralized by specified video equipment, payable in monthly installments of $661 including
         interest at 18.39%.                                                             14,515             19,283

         Equipment loan payable to Granite Financial Services, collateralized by specified video equipment, payable in monthly installments of $1,022 including
         interest at 16.4%.                                                              33,632             39,820
                                                                                    -----------        -----------

                                                                                    $    53,222        $    65,479
                                                                                    ===========        ===========

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Future minimum payments at December 31, 1999 are as follows:


        Year Ending

            2000                                                                    $     22,944
            2001                                                                          22,944
            2002                                                                          14,502
            2003                                                                           7,154
                                                                                    ------------



            Less: amount representing interest                                            14,322
                                                                                    ------------

                                                                                          53,222

            Less: current portion                                                         14,671
                                                                                    ------------

                                                                                    $     38,551
                                                                                    ============

6. STOCKHOLDERS' EQUITY

Common stock:
During the year ended December 31, 1998, the Company issued 123,000 shares in exchange for capitalized video production costs valued at $184,500 and 77,600 shares in exchange for services valued at $116,400. In addition, the president of the Company converted $294,069 of debt owed to him for 408,430 shares.

During the year ended December 31, 1999, the Company issued 28,700 of shares in exchange for capitalized video production costs valued at $18,949 and 470,333 shares in exchange for services valued at $269,856. In addition, stockholders converted $312,692 of notes into 979,597 common shares.

Stock warrants:
On January 15, 1996, the Company issued 90,000 warrants to five specific stockholders of record, with a 30-day call option at $.001 per warrant. The warrants expire on January 14, 2000 and carry an exercise price of $2.50 per share.

On December 4, 1997, the Company's president and principal stockholder received 350,000 warrants with an exercise price of $1.50 per share and a 60-month expiration period.

In 1999, the Company's president and principal stockholder received 150,000 warrants with an exercise price of $1.25 per share expiring December 31, 2000.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Stock Options:
On January 20, 1997, the Company approved the issuance of 50,000 stock options as part of the purchase of video equipment (see Note 3).

On January 1, 1998, the Company issued 452,000 stock options for services that expire in 12 to 24 months and carry an exercise price of $2.50. In addition, the Company approved 299,500 stock options from February to December 1998 that expire in 12 to 24 months and carry exercise prices that range from $.60 to $2.50.

During 1999, the Company issued 659,000 stock options for services that expire in 24 months and with exercise prices ranging from $.75 to $2.50.

As of December 31, 1999, none of the warrants or options had been exercised.


7. INCOME TAXES AND DEFERRED INCOME TAXES

Income taxes and components of deferred tax assets are as follows:

                                                                                   1999                  1998
                                                                            ----------------      ----------------
         Deferred tax assets
            Net operating loss carryforwards                                $      1,074,444      $        931,515
            Stock-based compensation                                                 588,399               110,343
                                                                            ----------------      ----------------

                                                                                                         1,041,858
            Less - Valuation allowance                                            (1,662,843)           (1,041,858)
                                                                            ----------------      ----------------

              Net deferred tax asset                                        $        -0-          $        -0-
                                                                            ================      ================

The Company has available net operating loss carryforwards of approximately $3,160,000, which expire as follows: 2010, $9,000; 2011, $1,732,000; 2012,
$531,000; 2018, $339,000 and 2019, $549,000.


8. COMMITMENTS

Effective December 4, 1997, the Company entered into a five-year employment agreement with its president, who is responsible for the day-to-day operations of the Company's business, the implementation of policies and creative direction of the Company. The agreement provides for an annual base salary of $70,000, adjusted annually for cost of living increases. As Executive Producer and Creator, the president will also be entitled to a 5% fee on any Company royalties received on the production content developed and produced by him. Unpaid and accrued salaries of approximately $62,000 and $115,000 are included in notes payable to stockholders at December 31, 1999 and 1998, respectively.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




The Company entered into numerous "Hotel Affiliate Sales Agreements" with various hotels to provide an in-house gaming channel over a privately operated cable television distribution system. The Company agrees to install digital playback equipment and provide the programming, maintenance and service to this equipment at no additional cost. The term of these agreements ranges from 12 months to 24 months with renewal options.

On July 8, 1998, the Company entered into an "Independent Consulting/Finders Fee Agreement" with an independent sales/marketing consultant to enhance the Company's business, for a term of 24 months. The Company agreed to pay the independent contractor a base fee of $52,000 per year in cash and 25,000 shares of restricted stock. He also received a 10% commission on all upfront money for production and equipment along with a 3% commission on the gross/net revenues as defined. The agreement was terminated in March 1999.

Effective January 1, 1999, the Company entered into an agreement with a director to act as the Chairman of the Board of Directors in exchange for 50,000 shares of restricted stock and 50,000 options that expire in 24 months and carry an exercise price of $1.50.


9. STOCK OPTIONS AND WARRANTS

The Company has issued stock options and warrants to purchase the Company's common stock to officers, key employees, directors and outsiders as compensation and for services rendered. The stock options and warrants are summarized as follows:

                                                                      Weighted                             Weighted
                                                      Number           Average            Number            Average
                                                        of            Exercise              of             Exercise
                                                      Options           Price            Warrants            Price
                                                      -------           -----            --------            -----

Outstanding at January 1, 1998                          495,500        $ 2.46              990,000         $ 3.96
Issued                                                  751,500          2.19                -               -
Exercised                                                 -              -                (100,000)          1.75
Expired                                                (250,000)         2.37             (450,000)          6.67
Cancelled                                                 -              -                   -               -
                                                    -----------                        -----------

Outstanding at December 31, 1998                        997,000          2.26              440,000           1.70
Issued                                                  659,000           .81              150,000           1.25
Exercised                                                 -              -                   -               -
Expired                                                (415,500)         2.45                -               -
Cancelled                                                 -              -                   -               -
                                                    -----------                        -----------

Outstanding at December 31, 1999                      1,240,500          1.43              590,000           1.75
                                                    ===========                        ===========

Stock options exercisable at:
   December 31, 1999                                  1,240,500          1.43
   December 31, 1998                                    997,000          2.26

Warrants exercisable at:
   December 31, 1999                                                                       590,000           1.75
   December 31, 1998                                                                       440,000           1.70


                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




Summary information about the Company's stock options and warrants outstanding at December 31, 1999 is as follows:

                                                              Outstanding and                 Weighted Average
                              Weighted Average                 Exercisable at                Contractual Periods
                               Exercise Price                December 31, 1999                    in Years
                               --------------                -----------------                    --------

OPTIONS
                                   $   .60                            12,000                        1.83
                                       .75                           634,000                        1.93
                                      1.75                           263,000                        2.00
                                      2.50                           331,500                        2.02
                                                               -------------

                                   $  1.43                         1,240,500                        1.95
                                   =======                     =============                       =====

WARRANTS
                                   $  1.25                           150,000                        2.00
                                      1.50                           350,000                        2.87
                                      2.50                            90,000                        4.00
                                                               -------------

                                   $  1.75                           590,000                        2.96
                                   =======                     =============                       =====

The Company accounts for stock options and warrants issued to non-employees under the fair value method, pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation". The fair value of these stock options and warrants was calculated at the date of issuance using a Black-Scholes Option Valuation Model assuming risk-free interest rates of 6.22% and 5.95% and a volatility factor of expected market price of the Company's common stock of 172.87%. Under the provisions of SFAS No. 123, compensation expense arising from the issuance of stock options and warrants for the years ended December 31, 1999 and 1998 was $703,120 and $324,537, respectively, which was included in selling, general and administrative expenses.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




The Company also measures compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 in accounting for stock options issued to employees. Accordingly, compensation cost of $2,884 and $602 has been recorded for stock options issued to employees for the years ended December 31, 1999 and 1998, respectively, using the intrinsic value method. In addition, the fair value of each stock option and warrant issued has been estimated on the issuance date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimating the fair value:

             Dividend yield                                       0%
             Risk-free interest rate                       5.95% and 6.22%
             Expected life                                  1 and 2 years
             Expected volatility                               172.87%

Had compensation cost been determined under SFAS No. 123, net loss per share for the years ended December 31, 1999 and 1998 would have been increased as follows:

                                                                         1999                 1998
                                                                   ----------------     -----------------

               Net loss
                  As reported                                      $     (1,228,454)    $       (792,030)
                  Pro forma                                              (1,622,939)          (1,036,539)

               Basic and diluted loss per share
                  As reported                                      $          (.23)     $          (.19)
                  Pro forma                                                   (.31)                (.25)


10. BARTER TRANSACTIONS

In 1999, the Company transferred software acquired from a vendor to a video postproduction company in exchange for $88,000 in postproduction services, of which the Company utilized approximately $22,000 of services. These transactions are reflected in the financial statements for the year ended December 31, 1999.

In connection with two subscription agreements with hotels, the Company receives up to $5,000 per month in complimentary room and food services. In 1999, the Company utilized approximately $13,600 in room and food services. These transactions are reflected in the 1999 financial statements.

The Company entered into an agreement to render advertising services, in exchange for various services for approximately $350,000. For the year ended December 31, 1999, unrendered advertising services of $67,000 have been accrued and reflected in the 1999 financial statements.

                               THE PLAYERS NETWORK
                          NOTES TO FINANCIAL STATEMENTS




11. MAJOR CUSTOMERS

Sales to three customers were approximately 60% and 58% of total revenues for the years ended December 31, 1999 and 1998, respectively.


12. SUBSEQUENT EVENTS

In January and February 2000, the Company issued approximately 665,000 shares of common stock for approximately $295,000.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on behalf of the undersigned, thereunto duly authorized.


Dated: September 7, 2000

                                    The Players Network


                                    By:     /s/ Mark Bradley
                                       -----------------------------------------
                                    Its: Chief Executive Officer